Exhibit 12.1
BRIGHAM EXPLORATION COMPANY
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND DIVIDENDS
(in thousands, except ratios)

	For the years ended December 31,
	2005		2006		2007		2008	2009
Earnings available for fixed charges:

Income (loss) before income taxes (1)	$42,472		$32,532		$16,938		$(204,948)	$(123,225)
Interest expense, net (2)	3,246		8,935		13,784		13,650	15,588
Preferred dividend reported as interest expense	734		606		606		608	606
Senior Note Discount	—		148		232		238	238

Earnings available	$46,452		$42,221		$31,560		$(190,452)	$(106,793)

Fixed charges:

Expensed interest (3)	$3,246		$8,935		$13,784		$13,650	$15,588
Capitalized interest	1,604		2,836		3,466		4,761	4,713
Preferred dividend and accretion	—		—		—		—	—
Preferred dividend reported as interest expense	734		606		606		608	606
Senior Note Discount	—		148		232		238	238

Fixed charges	$5,584		$12,525		$18,088		$19,257	$21,145

Ratio of earnings to fixed charges	8.3	x	3.4	x	1.8	x	N/M	N/M

(1)	Before the cumulative effect of change in accounting principle.

(2)	Excludes capitalized interest and preferred dividend reported as interest expense.

(3)	Including amortized loan cost.